AMENDMENT TO AMENDED AND RESTATED BYLAWS OF
BAZAARVOICE, INC

Pursuant to a resolution duly adopted by the Board of Directors of Bazaarvoice, Inc., a Delaware corporation, effective August 31, 2017, the Amended and Restated Bylaws of Bazaarvoice, Inc. were amended to insert Article XI to read as follows:

“ARTICLE XI
FORUM FOR ADJUDICATION OF DISPUTES

Unless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine (each, an “Action”) shall be a state or federal court located within the state of Delaware (a “Chosen Court”), in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.”